**EXHIBIT C**

*Form of Investment Purchase Agreement*

**DEROSA CAPITAL 11, LLC**
a Delaware limited liability company

**SUBSCRIPTION AGREEMENT**

between

**DEROSA CAPITAL 11, LLC**

and

**SUBSCRIBER**

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SUBSCRIPTION BOOKLET

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THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT"),** AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR COUNTRY. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THIS OFFERING HAS NOT BEEN APPROVED BY THE MEXICAN NATIONAL SECURITIES

REGISTRY (THE "REGISTRO NACIONAL DE VALORES" OR THE "RNV") AND THE SECURITIES WILL NOT BE REGISTERED THEREWITH OR MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (THE "COMISIÓN NACIONAL BANCARIA Y DE VALORES OR THE "CNBV"), AND MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO, EXCEPT THAT THE SECURITIES MAY BE OFFERED TO MEXICAN INVESTORS THAT QUALIFY AS INSTITUTIONAL OR ACCREDITED INVESTORS PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH IN ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES). THE ACQUISITION OF THE SECURITIES BY AN INVESTOR WHO IS A RESIDENT OF MEXICO WILL BE MADE UNDER SUCH INVESTOR'S OWN RESPONSIBILITY.

This Subscription Booklet contains a Subscription Agreement and other investor documents for use only in connection with the offering being made by DeRosa Capital 11, LLC, a Delaware limited liability company to eligible investors pursuant to an offering memorandum, as it may be amended from time to time (the "*Offering Memorandum*") in compliance with Regulation CF. This Subscription Booklet shall be part of the Offering Memorandum and attached thereto as an exhibit. This Subscription Booklet must not be used if it is not accompanied by a copy of the Memorandum.

## Table of Contents to Subscription Agreement Booklet

UPON DECIDING TO PURCHASE UNITS OF MEMBERSHIP INTERESTS IN THE COMPANY, PLEASE COMPLETE THE DOCUMENTS BELOW USING THE PORTAL MAINTAINED BY THE INTERMEDIARY HOSTING THE OFFERING:

# SUBSCRIPTION AGREEMENT
## OF
## DEROSA CAPITAL 11, LLC

1.      **Subscription**. The undersigned (the "**Subscriber**"), intending to be legally bound, hereby irrevocably agrees to purchase from DEROSA CAPITAL 11, LLC, a Delaware limited liability company (the "**Company**"), the number of Class A Units in DEROSA CAPITAL 11, LLC (the "**Units**") set forth herein at a purchase price of $1,000 per Class A Unit for the aggregate purchase price set forth on the signature page hereto (the "**Subscription Amount**") on the terms and conditions of the Limited Liability Company Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"), a copy of which the Subscriber has received and read. This subscription is submitted to DeRosa Capital 11 Management, LLC, the managing member of the Company (the "**Manager**") by the Subscriber in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the Reg CF offering by the Company (the "**Offering**") of up to 1,070 Units for maximum aggregate gross proceeds of $1,070,000 ("**Maximum Offering Amount**").

2.      **Closing**. The closing of the Offering (the **"Closing"**) will occur on the Offering deadline listed in the Form C or, if the Manager decides otherwise, the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Offering Amount have been accepted, *provided in either case* the Manager provides proper notice pursuant to Reg. CF Rule 304(b). If the Closing has not occurred, the Offering shall be terminated on (i) April 30, 2021, which date may be extended by the Manager in its sole discretion, or (ii) on any date on which the Manager elects to terminate the Offering in its sole discretion (the **"Termination Date").**

3.      **Payment**. Concurrent with the execution hereof, the Subscriber authorizes Prime Trust, LLC as escrow agent for the Company's Offering (the **"Escrow Agent"**), to request the Subscription Amount from the Subscriber. The Escrow Agent to maintain all such funds for the Subscriber's benefit in a segregated non-interest-bearing account until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the Termination Date.

### 4.      Termination of Offering; Rejection of Subscriptions.

4.1.     In the event that the Company does not affect the Closing on or before the Termination Date (as amended), the Escrow Agent will promptly refund the Subscription Amount paid by the Subscriber, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.

4.2.     The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for Units, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Subscriber of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Amount or the rejected portion thereof to the Subscriber without deduct ion, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

5.      **Acceptance of Subscription**. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (a) all subscriptions are subject to prior sale, withdrawal, modification or cancellation of the Offering by the Company; (b) no subscription will be valid unless and until accepted by the Company; (c) this Agreement will be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company on behalf of the Company; and (d) notwithstanding anything in this Agreement to the contrary, the Company has no obligation to issue the Units to any person to whom the issuance of the Units would constitute a violation of any federal or state securities laws.

6.      **Representations and Warranties, Acknowledgments, and Agreements**. The Subscriber hereby acknowledges, represents, warrants and agrees to and with the Company, DeRosa Capital 11, LLC and the Manager as follows:

6.1.    The Subscriber is aware that an investment in the Units involves a significant degree of risk, and has received and carefully read the Offering Memorandum and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors". The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company, DeRosa Capital 11, LLC, or their financial condition.

6.2.    The offering and sale of the Units has not been registered under the Securities Act of 1933, as amended (the **"Securities Act"),** or any state securities laws. The Subscriber understands that the offering and sale of the Units is intended to be exempt from registration under the Securities Act, by virtue of Regulation CF of the Securities Act of 1933 thereof, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement. The Subscriber is purchasing the Units for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

6.3.    The Subscriber acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the Units.

6.4.    In evaluating the suitability of an investment in the Units, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on https://www.republic.co/diamond-ridge together with any attached exhibits including, the Operating Agreement and this Subscription Agreement.

6.5.    Except as previously disclosed in writing to the Company , the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to Section 7 of this Agreement.

6.6.    The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Memorandum to evaluate the merits and risks of an investment in the Units and the Company and to make an informed investment decision with respect thereto.

6.7.    No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the Units by the Subscriber.

6.8.    The Subscriber has adequate means of providing for such Subscriber' s current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Units for an in definite period of time.

6.9.    The Subscriber (a) if a natural person, represents that the Subscriber has reached the age of 18 (or such other age as required by their state of residence) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provision s hereof and thereof; or (b) if a corporation , partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the Units, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Units , the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (c) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation , or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

6.10. Any power of attorney of the Subscriber granted in favor of the Manager contained in the Operating Agreement has been executed by the Subscriber in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

6.11. The Subscriber is either (a) a natural person resident, (b) a partnership, corporation or limited liability company organized under the laws of the United States, (c) an estate of which any executor or administrator is a U.S. person, (d) a trust of which any trustee is a U.S. person, (e) an agency or branch of a foreign entity located in the United States, (f) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (g) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act. The Subscriber is not (i) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States, (ii) an estate of which any professional fiduciary acting as executor or administrator is a U.S. person if an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and the estate is governed by foreign law, (iii) a trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person, (iv) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country, or (v) an agency or branch of a U.S. person located outside the United States that operates for valid business reasons engaged in the business of insurance or banking that is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

6.12. Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager, or the Company in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Subscriber further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Units.

6.13. The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-10 I ( f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation , the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor 's investment in such entity.

6.14. The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

6.15. Within five (5) days after receipt of a written request from the Manager of the Subscriber, the Subscriber will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

6.16. THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE UNITS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

6.17. The Subscriber should check the Office of Foreign Assets Control ("OFAC") website at http:/ /www.treas.gov/ofac before making the following representations. The Subscriber represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http: //[www.treas.gov](www.treas.gov)/ofac. In addition, the programs administered by OFAC (the "OFAC Programs") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Subscriber's know ledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity , any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. The Subscriber agrees to promptly notify the Company should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibiting additional subscriptions from the Subscriber, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Subscriber' s identity to OFAC. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption rights, if any, of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, especially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

6.18.    To the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure. A "senior foreign political figure" is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government- owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. " Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws. A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

6.19.   If the Subscriber is affiliated with a non-U.S. banking institution (a "**Foreign Bank**"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (a) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspect ion by the banking authority that licensed the Foreign Bank to conduct banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

6.20.   The Subscriber has read and reviewed the confidentiality provisions found Article XIV of the Company's Operating Agreement, which are here by incorporated by reference and the Subscriber affirms their understanding and consent to each of the representations and warranties of the parties hereto set forth in this <u>Section 6</u> and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6.21.   Each of the representations and warranties of the parties hereto set forth in this Section 6 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

7.   **Indemnification.** The Subscriber agrees to indemnify and hold harmless the Company, DeRosa Capital 11, LLC, the Manager of the Subscriber and their respective officers, directors, employees, agents , members, partners, control persons and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Subscriber of any covenant or agreement made by the Subscriber herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant or acknowledgment made herein by the Subscriber shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

8.   **Irrevocability; Binding Effect.** The Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Subscriber, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors,

legal representatives, and permitted assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

9.     **Modification**. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

10.     **Assignability.** This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Subscriber and the transfer or assignment of the Units shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

11.     **Applicable Law and Jurisdiction**. This Subscription Agreement and the rights and obligations of the Subscriber arising out of or in connection with this Subscription Agreement, the Operating Agreement and the Offering Memorandum shall be construed in accordance with and governed by the internal laws of the State of Delaware without regard to principles of conflict of laws. The Subscriber (a) irrevocably submits to the non-exclusive jurisdiction and venue of the state and federal courts sitting in Winston-Salem, North Caroline, in any action arising out of this Subscription Agreement, the Operating Agreement and the Offering Memorandum and (b) consents to the service of process by mail.

12.     **Miscellaneous.**

12.1.     Entire Agreement. This Subscription Agreement, together with the Operating Agreement, constitute the entire agreement between the Subscriber and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.2.     Survival. The covenants, agreements, representations and warranties of the Company and the Subscriber made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Units, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Amount.

12.3.     Fees. Except to the extent otherwise described in the Offering Memorandum, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.4.    Electronic Signatures. This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.5.    Electronic Delivery Authorization. The Company may make reports and other communications available in electronic form, such as E-mail or by posting on a web site (with notification of the posting by E-mail). You hereby consent to receive deliveries of reports and other communications from the Company (including annual and other updates of our consumer privacy policies and procedures) exclusively in electronic form without separate mailing of paper copies. Your consent to electronic delivery of such information may be revoked at any time upon written notice to the Company.

12.6.    Severability. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7.    Headings. Headings herein are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8.    Definitions. Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

*[SIGNATURE PAGE FOLLOWS]*

**Subscription Agreement to subscribe for DEROSA CAPITAL 11, LLC**

Legal Name of Subscriber

«=investor.name»

_____

Number of Units subscribed for

_____

Total Purchase Price of Units subscribed for

«=investment.amount»

_____

Investor Information:

_____

Address

_____


_____

City

_____

State

_____

 Zip

_____

Country

_____


_____

Email Address

«=investor.email»

_____


_____

## SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT

### DeRosa Capital 11 Management, LLC Class A Units

**The Subscriber hereby elects to subscribe under the Subscription Agreement for the number and price of the Units stated on the front page of this Subscription Agreement and executes the Subscription Agreement.**

Print Name of Subscriber:                   «=investor.name»

By and Date:

Title of Authorized Signatory (if an entity):

**Accepted:**

**DEROSA CAPITAL 11, LLC**

**By:    DeRosa Capital 11 Management, LLC**

       **MANAGER OF DEROSA CAPITAL 11, LLC**

By and Date:    «=issuer.signature»

Name:

Title:

# EXHIBIT A – SIGNATURE PAGE TO OPERATING AGREEMENT

**[Attached]**

**COUNTERPART SIGNATURE PAGE**
**TO**
**LIMITED LIABILITY COMPANY AGREEMENT OF**
**DEROSA CAPITAL 11, LLC**


Reference is made to the Operating Agreement of the Derosa Capital 11 LLC, dated as of [September 29, 2020] (as may be amended from time to time, the "Operating Agreement"), and the DeRosa Capital 11, LLC Designation Agreement, by and among the Members of DEROSA CAPITAL 11, LLC.

The undersigned hereby executes this counterpart signature page to the Operating Agreement and the DeRosa Capital 11, LLC Designation and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement and the DeRosa Capital 11, LLC Designation.

The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned will be bound by, and will be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement and the DeRosa Capital 11, LLC Designation.

By: «=investor.signature»
Name and Date: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

## Exhibit B – 1 - Substitute Form W-9

## FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)     The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)     I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)     I am a U.S. citizen or other U.S. person (defined in the instructions).

**Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.**

Each person to be named on the certificate should complete this section.

Subscriber

«=investor.name»                                    Co-Subscriber (if Applicable)

_____                          _____
Signature:                                          Signature:

_____                          _____
Social Security or Tax Identification Number        Social Security or Tax
Identification Number

## Exhibit B-2 – Substitute Form W-8BEN

## FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number or a foreign tax identification number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income.

(3) I am a not a U.S. citizen or other U.S. person (defined in the instructions).

**Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.**

Each person to be named on the certificate should complete this section. Subscriber:

|  |  |
|---|---|
|  | Co-Subscriber (if Applicable): |
| «=investor.name» | «=co-investor.name» |
| Signature: | Signature: |
| «=investor.signature» | «=co_subscriber.signature» |
| Country of Residence : | Country of Residence : |
| «=investor.COUNTRY» | «=co_subscriber.COUNTRY» |
| TIN #: | TIN #: |
| «=investor.ssn» | «=co_subscriber.ssn» |

## Exhibit C – Registration Instructions

Please print or type below the exact way in which the Subscriber desires the Certificates to be registered. Use multiple sheets if necessary.

NAME:          «=investor.name»

Additional Name if Tenant in Common or Joint Tenants:_____

Mailing Address:_____

Social Security Number or other Taxpayer Identification Number: _____

Number of Membership Interests to be registered in above name(s): _____

Legal form of ownership: (select one)

| | | |
|---|---|---|
| __ Individual | _ | Joint Tenants w/ Rights of Survivorship |
| __ Tenants in Common | _ | Other: _____ |

## Exhibit D – Power of Attorney

The undersigned, as a Member, hereby makes, constitutes and appoints the Manager, DeRosa Capital 11 Management, LLC, his, her or its true and lawful attorney-in-fact for him, her or it and in such Member's name, place and stead, to make, execute, sign, acknowledge, file for recording at the appropriate public offices and publish such documents as may be necessary to carry out the provisions of the Operating Agreement, including (i) the Operating Agreement, (ii) any Articles of Organization, and (iii) such other certificates or instruments as may be required by law, or are necessary to the conduct of the Company business. Each Member will execute and deliver to the Manager, within five (5) days after receipt of such person's written request therefor, such other and further powers of attorney and instruments as the Manager deems necessary to carry out the purpose of this Section. For the avoidance of any doubt, no Member will be required to deliver to the Manager any further powers of attorney or instruments if the subject power of attorney or instruments relates to an action required by the Operating Agreement to be approved by the Members until such time as the requisite percentage of the Members has approved such actions in accordance with the Operating Agreement.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and will not be affected by the death or disability of any Member or the assignment by any Member of his, her or its Interest; <u>provided</u> that in the event of such assignment of a Member's entire interest, the foregoing power of attorney of an assignor Member will survive such assignment only until such time as the assignee is admitted to the Company as a Substitute Member and all required documents and instruments have been duly executed, filed and recorded to effect each substitution or until such time as the Company repurchases such Member's remaining rights as permitted in the Operating Agreement.

In the event of any conflict or inconsistency between the provisions of the Operating Agreement and any document executed, signed or acknowledged by the Manager or filed for recording or published pursuant to the power of attorney granted hereby, the Operating Agreement will govern except to the extent such document specifically amends the Operating Agreement.

 

     By and Date: «=investor.signature»
     Name: «=investor.name»
     [ ] Check Box if Entity
     [ ] Check Box if Co-Subscriber
     By Co-Subscriber:
     Name Co-Subscriber: